Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Century Mining Corporation
441 Peace Portal Drive
Blaine, WA
98230 USA

Item 2	Date of Material Change

November 5, 2007

Item 3	News Release

A press release with respect to the material change described herein was issued on November 5, 2007.

Item 4	Summary of Material Change

Century Mining Corporation (“Century” or the “Company”) has discontinued open pit mining operations at its Sigma gold mine at Val d’Or, Quebec and will ramp up production from the Lamaque underground mine.

Century has announced that it plans to raise between C$6-8 million through a common equity and flow through offering, the proceeds of which will be used to fund its Lamaque exploration and resource delineation efforts, expansion of the Lamaque mine and for working capital purposes.

Item 5	Full Description of Material Change

Century has discontinued open pit mining operations at its Sigma gold mine at Val d’Or, Quebec as of Monday, November 5, 2007, and will ramp up production from the Lamaque underground mine, which the Company reactivated in April 2007.

The Lamaque mine is currently producing 350 to 400 tonnes of ore per day with an average ore grade of 5.5 grams per tonne. Century has applied for permits to increase production to 1,800 tonnes of ore per day. As a result of the shutdown of the open pit, Century’s revised production guidance for the full year 2007 is 65,000 ounces.

Century has also undertaken a major data compilation and mapping effort for the Lamaque property to demonstrate resources on the property and guide future expansion of mining operations.

The Company has closed its previously announced private placement offering (see press release dated September 27, 2007) in which it raised approximately US$7.3 million.

Century has announced that it plans to raise between C$6-8 million through a common equity and flow through offering. Century will offer up to 6.5 million units with each unit consisting of:

• one flow-through common share
• one common share
• one full share purchase warrant, exercisable for two years from the date of issue at an exercise price of C$0.80

Proceeds of the offering will be used to fund the Lamaque exploration and resource delineation efforts, expansion of the Lamaque mine and for working capital purposes, as follows:

• C$3-4 million flow-through Lamaque exploration and resource expansion; and
• C$2-3 million Lamaque underground mine development and working capital

A finders fee of 6% in cash and 6% in broker warrants will be paid.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Brent Jones, Manager of Investor Relations at Century Mining Corporation, (360) 332-4653.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 7th day of November, 2007.

CENTURY MINING CORPORATION

By:	“William J.V. Sheridan”
Name: William J. V. Sheridan
Title: Secretary and Director